CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i (Form 5500) – Schedule of Assets (Held at End of Year) as of December 31, 2011	24

Schedule H, Line 4j (Form 5500) – Schedule of Reportable Transactions for the Year Ended December 31, 2011	34

Signatures	35

Index to Exhibit	36
EX-23.1: Consent of KPMG LLP

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

The Plan’s Administration Committee

Citigroup Inc.:

We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and supplemental Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 14, 2012

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$4,151,962	$4,630,623
U.S. equities	1,574,534	2,473,211
Non-U.S. equities	334,785	438,357
Mutual funds	2,346,964	2,822,923
Collective trusts and other investments	10,497,935	8,762,005
Guaranteed investment contracts	2,673,797	2,420,854
Wrapper contracts	2,994	5,262

Total investments	21,582,971	21,553,235

Loans receivable from participants	2,819,542	2,237,452

Receivables:
Employer contributions	2,501,285	2,051,323
Participant contributions	94,002	48,929
Investments sold but not delivered	4,631	4,118
Interest and dividends	6,391	5,925
Other receivable	196	4,315

Total receivables	2,606,505	2,114,610

Total assets	27,009,018	25,905,297

Liabilities:
Investments purchased but not received	8,402	7,546
Payable for trustee and administrative fees	18,270	14,841

Total liabilities	26,672	22,387

Net assets reflecting all investments at fair value	26,982,346	25,882,910

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(136,970)	(117,771)

Net assets available for benefits	$26,845,376	$25,765,139

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Dividends	$171,894	$108,043
Interest	133,057	103,582
Net (depreciation) appreciation in fair value of investments	(1,908,030)	2,073,257

Net investment (loss) gain	(1,603,079)	2,284,882

Interest income from participant loans	109,101	27,878

Contributions:
Participants	1,420,096	1,376,774
Employer	2,512,220	2,047,810
Rollover	—	6,697

Total contributions	3,932,316	3,431,281

Total additions to net assets	2,438,338	5,744,041

Deductions from net assets attributable to:
Distributions to participants	1,307,481	2,899,400
Trustee and administrative expenses	49,222	58,412
Dividends paid directly to participants	1,398	—

Total deductions from net assets	1,358,101	2,957,812

Net increase	1,080,237	2,786,229

Net assets available for benefits at:
Beginning of year	25,765,139	22,978,910

End of year	$26,845,376	$25,765,139

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc., (the Company) and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 2011 (PRIRC).

Banco Popular de Puerto Rico (Banco Popular) is the Trustee of the Plan. Plan investments, other than the Company Stock Fund, are held at State Street Bank & Trust Company (State Street), the Custodian, in a trust fund established under the Plan. Reliance Trust Company is the Trustee for the investments held in the Citigroup Common Stock Fund. The Plan is administered by Hewitt Associates LLC, a third-party administrator. Effective October 1, 2010, Hewitt Associations LLC merged with Aon Corporation.

The Company maintains the Financial Education Program for participants. Program costs are paid by the Company. The program offers financial resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance on asset allocation for participants’ Plan investments based on their individual risk profile, retirement horizon, and other factors.

The Plan also offers the Professional Account Manager Program through Financial Engines, which provides for the participant to have their account professionally and proactively managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to participant account are slightly reduced. If the participant chooses to be part of the Professional Account Manager Program, the fee is automatically deducted from their account.

Effective December 17, 2010, the Plan was expanded to offer additional professional investment management to participants near retirement. This feature is designed to balance risk and growth in a participant’s Plan account before and during retirement and manage cash flow so that the participant has payments throughout his or her retirement. Under this program, the participant can elect to receive a monthly retirement payment from his or her Plan account.

(b)	Eligibility

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after they become an employee of the Company.

Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

(c)	Employee Contributions

An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before-tax contribution deferral in any amount equal up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before-tax salary deferrals, plus an additional catch-up contribution, if eligible (in whole percentages but not exceeding 50% of pay). The statutory limit for before-tax contributions was $10,000 and $9,000, respectively, for 2011 and 2010. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

Eligible full or part-time employees will automatically be subject to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after his/her eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, the projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath funds are the current retirement date funds offered in the Plan. Participants whose first date of hire is on or after January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

Catch-up contributions are permitted in accordance with Section 1081.01(d)(7) of the PRIRC. Participants who are over age 50 by the Plan year-end can contribute up to 49% of his or her eligible pay up to $1,000 for both 2011 and 2010, increasing the participants’ statutory limitation on before-tax contribution to $11,000 for 2011 and $10,000 for 2010. There is no automatic enrollment for catch-up contribution.

(d)	Employer Contributions

During 2011 and 2010 employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.

The Company matching contribution on a participant’s before-tax contribution (excluding catch-up contributions) is a two for one matching contribution of up to a maximum of 3% and 2% of the

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

participant’s eligible pay for eligible employees at all compensation levels in 2011 and 2010, respectively. Company matching contributions will not exceed the lesser of 6% of a participant’s eligible pay or $16,000, and 4% of a participant’s eligible pay or $10,000 in 2011 and 2010, respectively. Participants must contribute to the Plan to receive Company matching contributions.

A fixed contribution of up to 2% of eligible pay is credited to the Plan’s eligible employees’ accounts for whose total compensation is less than $100,000.

An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.

At December 31, 2011 and December 31, 2010, the employer contribution receivable was $2.50 million and $2.05 million, respectively. The employer contribution receivable at December 31, 2011 and December 31, 2010 includes $1.78 million and $1.28 million related to the Company matching contribution, respectively.

Company contributions relating to 2011 and 2010 were credited to participant accounts in 2012 and 2011, respectively.

(e)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

Participants may elect to divide their deferral contributions, Company contributions, and account balance, among the investment fund options offered under the Plan in whole increments of 1%.

A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.

Of the participant contributions reported in 2011 and 2010, $0 and $6,697, respectively, related to rollover contributions into the Plan.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

(g)	Investment Options

Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

In general, Plan participants may move a portion or all of their account balances among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the Citi Institutional U.S. Treasury Reserves Fund or the BlackRock TempFund at any time. However, once a participant moves his or her Plan assets into one of these funds, he or she cannot move Plan assets out of the same fund for seven calendar days.

In addition, Plan participants may not move an investment in the Citigroup Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Citigroup Stable Value Fund: the Citi Institutional U.S. Treasury Reserves Fund, the BlackRock TempFund, and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the Citigroup Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves a portion or all of their account balance from the Citigroup Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the T. Rowe Price International Discovery Fund impose a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units. Prior to October 2010, the Brandywine Global Fund imposed a 2% redemption fee.

The Plan does not directly participate in securities lending programs; however, one or more of the investment options available to Plan participants provide for securities lending. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

Effective December 17, 2010, the PIMCO All Asset All Authority Fund was added as an investment option under the Plan. Effective December 17, 2010, the investment manager of Small Cap Growth Fund was transitioned from Northpointe Capital to Numeric Investors. The strategy for the BFA LifePath funds was also changed from an active strategy to an index strategy, effective December 17, 2010.

(h)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her Company matching contributions.

Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service. Once three years of service has been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company, or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

(i)	Forfeited Accounts

Forfeitures are used to offset expenses of the Plan. During 2011 and 2010, $1,700 and $2,484 of forfeitures, respectively, were used to offset Plan expenses. As of December 31, 2011 and 2010, unallocated forfeitures were $5 and $6,634, respectively.

(j)	Loans Receivable from Participants

Participant loans are classified as loans receivable from participants in accordance with Accounting Standards Update (ASU) 2010-25 Topic 962.

Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant’s vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months. Loans receivable from participants as of December 31, 2011 and 2010, bore interest rates from 4.25% to 9.25%.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Hewitt Associates LLC, the administrator. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is reduced from the account balance before an amount is distributed to the participant.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

(k)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or any portion of the vested value of his or her account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of a participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Short-term investment funds are valued at cost, which approximates fair value.

Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Collective trusts are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Fair Value of Financial Instruments

The carrying value of following instruments approximate fair value because of the short maturity nature of these items: investments sold but not delivered, interest and dividends, participant contributions, employer contributions, other receivables, investment purchased but not received, and payable for trustee and administrative fees.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 specifies that in the absence of a Level 1 input for a fair value measure, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan’s management is currently evaluating the effect, if any, the provisions of this pronouncement will have on its financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance requires participant loans be: (i) measured at their unpaid principal balance plus any accrued but unpaid interest; and (ii) classified as notes receivable from participants for reporting purposes. This guidance is effective for reporting periods beginning after December 15, 2010. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Investments

A summary of the Plan’s investments as of December 31, 2011 and 2010 is listed below.

	2011		2010
Cash equivalents and short-term investments
Blackrock TempFund	$3,148,485	*	$3,576,935	**
Other cash and cash equivalents	1,003,477		1,053,688

Total Cash and cash equivalents	4,151,962		4,630,623

U.S. equities
Large cap companies
Citigroup Common Stock Funds	1,174,978		2,118,317	**
Other Large cap companies	214,499		183,909

Total Large cap companies	1,389,477		2,302,226
Mid cap companies	99,018		88,849
Small cap companies	86,039		82,136

Total U.S. equities	1,574,534		2,473,211

Non-U.S. equities	334,785		438,357
Mutual funds, individually less than 5% of net assets	2,346,964		2,822,923
Collective trusts and other investments
S&P 500 Index	1,553,053	*	1,146,792
Other Collective trusts, individually less than 5% of net assets	8,944,882		7,615,213

Total Collective trusts and other investments	10,497,935		8,762,005

Guaranteed investment contracts, individually less than 5% of net assets	2,673,797		2,420,854

Wrapper contracts	2,994		5,262

Investments, at fair value	$21,582,971		$21,553,235

*	Represents 5% or more of Plan’s net assets available for benefits at December 31, 2011.

**	Represents 5% or more of Plan’s net assets available for benefits at December 31, 2010.

The Plan’s investments (including investments bought and sold during the year) depreciated in value by $1.9 million in 2011 and appreciated by $2.1 million in 2010. A summary of changes as reported in the statement of changes in net assets available for benefits is listed below:

	2011	2010
Cash equivalents and short-term investments	$—	$8
Equity investments	(1,147,573)	615,922
Mutual funds	(575,609)	241,131
Collective trusts and other investments	(184,848)	1,216,196

	$(1,908,030)	$2,073,257

(4)	Guaranteed Investment Contracts (GICs)

The Plan’s Citigroup Stable Value Fund (Fund) invests in fully benefit-responsive investment contracts, including synthetic GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short term investments.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. During 2010, the Plan ceased to invest in traditional GICs.

Synthetic GICs consists of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principle and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as “adjustment from fair value to contract value”. If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest credit rate, respectively.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2011 and 2010 ranged from 2.40% to 5.88% and from 3.21% to 5.19%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2011 and 2010, the fair value of GICs amounted to $2.673 million and $2.420 million, respectively. The fair value of the wrapper contracts amounted to $2,994 and $5,262 at December 31, 2011 and 2010, respectively.

An investment contract is considered fully benefit-responsive if all of the following criteria are met:

•	The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

•

The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant-initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The fund must allow participants reasonable access to their funds.

The Plan’s management has concluded the GICs to be fully benefit-responsive investment contracts and has reported at fair value, with an appropriate adjustment to contract value.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

The Fund owns units of the State Street Short-Term Investment Fund, which serves as the Fund’s short-term liquidity vehicle.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2011	2010
Portfolio characteristics:
Average yield earned by entire fund	3.04%	3.45%
Return on assets for 12 months	3.53	3.79
Current crediting rate	3.24	3.68
Effective duration in years	3.24	2.86

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2011.

December 31, 2011
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725840	AA/Aa3	4.63%	$437,440	$(699)	$(37,945)	$398,796
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.48	442,526	1,049	(22,148)	421,427
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.88	38,198	9	(962)	37,245
Natixis Financial Products Contract No. WR1937-01	AA+/Aaa	2.40	557,356	244	(3,766)	553,834
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.70	16,921	9	(354)	16,576
Prudential GA-62194	AA/Aa1	2.97	648,557	395	(22,566)	626,386
Royal Bank of Canada Contract No. Citigroup01	AA/Aa3	4.74	532,799	1,987	(49,229)	485,557

Total			$2,673,797	$2,994	$(136,970)	$2,539,821

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2010.

December 31, 2010
Issuer	S&P/ Moodys Ratings	Yield	GIC Fair value	Wrapper contract fair value	Adjustment to contract value	Contract value
AIG Financial Products Contract No. 725839	AA-/Aa3	3.21%	$511,567	$1,278	$(6,758)	$506,087
AIG Financial Products Contract No. 725840	AA/Aa2	5.19	389,616	2,174	(39,312)	352,478
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.77	392,944	646	(13,612)	379,978
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.06	95,734	20	(3,866)	91,888
Natixis Financial Products Contract No. WR1937-01	AA-/Aa3	3.21	511,567	306	(6,490)	505,383
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.65	44,876	24	(1,369)	43,531
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	5.11	474,550	814	(46,364)	429,000

Total			$2,420,854	$5,262	$(117,771)	$2,308,345

(5)	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, established a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

• Level 1 – Quoted prices for identical instruments in active markets.

• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2011.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$3,740,921	$411,041	$—	$4,151,962
U.S. equities
Large cap companies	1,389,477	—	—	1,389,477
Mid cap companies	99,018	—	—	99,018
Small cap companies	86,039	—	—	86,039
Non-U.S. equities	334,785	—	—	334,785
Mutual funds
Non-U.S. equity funds	1,749,331	—	—	1,749,331
U.S. equity funds	137	—	—	137
Non-U.S. fixed income funds	212,374	—	—	212,374
High yield bond funds	358,920	—	—	358,920
Global allocation funds	26,202	—	—	26,202
Collective trusts and other investments
Balanced funds	—	2,693,109	—	2,693,109
Commodity funds	—	91,843	—	91,843
Real estate funds	—	111,582	—	111,582
Non-U.S. fixed income funds	—	99,001	—	99,001
U.S. fixed income funds	—	1,269,865	—	1,269,865
Non-U.S. equity funds	—	1,589,144	—	1,589,144
U.S. equity funds	—	4,643,391	—	4,643,391
Guaranteed investment contracts	—	2,673,797	—	2,673,797
Wrapper contracts	—	—	2,994	2,994

Investments, at fair value	$7,997,204	$13,582,773	$2,994	$21,582,971

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2010.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash equivalents and short-term investments	$4,207,195	$423,428	$—	$4,630,623
U.S. equities
Large cap companies	2,302,226	—	—	2,302,226
Mid cap companies	88,849	—	—	88,849
Small cap companies	82,136	—	—	82,136
Non-U.S. equities	438,357	—	—	438,357
Mutual funds
Non-U.S. equity funds	2,143,871	—	—	2,143,871
U.S. equity funds	101	—	—	101
Non-U.S. fixed income funds	183,757	—	—	183,757
High yield bond funds	491,946	—	—	491,946
Global allocation funds	3,248	—	—	3,248
Collective trusts and other investments
Balanced funds	—	2,527,657	—	2,527,657
Commodity funds	—	86,325	—	86,325
Real estate funds	—	91,282	—	91,282
Non-U.S. fixed income funds	—	102,365	—	102,365
U.S. fixed income funds	—	1,014,995	—	1,014,995
Non-U.S. equity funds	—	1,338,439	—	1,338,439
U.S. equity funds	—	3,600,892	50	3,600,942
Guaranteed investment contracts	—	2,420,854	—	2,420,854
Wrapper contracts	—	—	5,262	5,262

Investments, at fair value	$9,941,686	$11,606,237	$5,312	$21,553,235

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2011.

	Level 3 Investments at Fair Value Year Ended December 31, 2011
	Wrapper Contracts	Other Investments	Total
Balance, beginning of year	$5,262	50	$5,312
Unrealized gains/(losses) relating to instruments still held at the reporting date	(2,268)	—	(2,268)
Settlements	—	(50)	(50)

Balance, end of year	$2,994	—	$2,994

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2010.

	Level 3 Investments at Fair Value Year Ended December 31, 2010
	Wrapper Contracts	Other Investments	Total
Balance, beginning of year	$7,481	—	$7,481
Transfer into Level 3 investments	—	50	50
Unrealized gains/(losses) relating to instruments still held at the reporting date	(2,219)	—	(2,219)

Balance, end of year	$5,262	50	$5,312

There were no significant transfers between Level 1 and Level 2 investments during the years ended December 31, 2011 and 2010.

(6)	Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.

Any expenses not borne by the Plan are paid by the Company.

(7)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2011 and 2010, approximately 5% and 10%, respectively, of the Plan’s total investments were invested in Citigroup Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

(8)	Party-in-Interest Transactions

Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup Common Stock was $1.2 million and $2.1 million at December 31, 2011 and December 31, 2010, respectively.

The Plan held direct investments in the Company’s common stock of $2,962 and $3,931, at December 31, 2011 and December 31, 2010, respectively. In 2011, the Company reinstated the dividend for common stocks and paid $1,398 directly to the participants.

Certain Plan investments are shares of commingled trust funds managed by State Street Corporation. At December 31, 2011 and 2010, the Plan held $143,962 and $423,428, respectively, of the State Street Short Term Investment Fund. The Plan held direct investments in State Street Corporation’s common stock of $3,604 and $2,866 at December 31, 2011 and 2010, respectively. State Street Bank & Trust Company is the custodian of the Plan’s investments.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(9)	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. The Plan was amended and restated effective January 1, 2009. Effective January 1, 2011, the Plan was amended and restated together with the appendices attached thereto to reflect the adoption of the 2011 PRIRC and includes amendments adopted after January 1, 2009. The Plan is in the process of applying with the Puerto Rico taxing authority for a determination letter that the 2011 amended and restated Plan document meets the applicable requirements of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan management has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a).

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The Company will take appropriate action based on the response from the DOL, but management believes that the exemption request will be granted. The DOL issued the requested exemption on February 17, 2011, which is effective for the period June 22, 2009 (the date the Rights were issued) through June 10, 2012 (the expiration date of the Rights, unless earlier terminated by the Company).

On March 21, 2011, the Company announced a 1-for-10 reverse stock split of Company stock effective after the close of trading on May 6, 2011. The Company stock began trading on a split adjusted basis on the New York Stock Exchange at the opening of trading on May 9, 2011. The Company stock held in the Citigroup Common Stock Fund uses unitized accounting methodology. When a participant invests in the Citigroup Common Stock Fund, he or she owns a unit of the fund, not actual shares of the Company. The reverse stock split has been reflected in the Citigroup Common Stock Fund since May 9, 2011, which reduced the equivalent units held in participant’s Plan account by a factor of 10. Subsequent to May 9, 2011, all units in the Citigroup Common Stock Fund reflect the Company’s common stock after the reverse stock split.

(10)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the affected participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(11)	Pending Litigation

Between October 28 and December 8, 2011, four putative class actions were filed in the Southern District of New York asserting claims under ERISA - Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., and Winfield v. Citigroup Inc. - against the Company, the Plan’s administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company’s financial condition during this time period, the Company was in dire straits. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on September 28, 2010. On October 19, 2011, the Second Circuit upheld the lower-court’s decision dismissing the case. The Second Circuit held, in part, that there was no breach of fiduciary duty when Company stock was continued to be offered as an investment option during a period when the Company was incurring losses due to subprime mortgages, nor was there a failure to disclose the Company’s subprime exposure to ERISA plan beneficiaries. By an order dated February 23, 2012, the Second Circuit denied appellants (plaintiffs in the original case) Motion for Rehearing. The appellants’ motion for an extension of time to file a writ of certiorari with the Supreme Court was granted on May 7, 2012, and the petition is due June 22, 2012.

(12)	Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued and determined that no additional disclosures were required.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Notes to Financial Statements

December 31, 2011 and 2010

(13)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$26,845,376	$25,765,139
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	136,970	117,771

Net assets available for benefits per the Form 5500	$26,982,346	$25,882,910

Net increase in net assets available for benefits per the financial statements	$1,080,237	$2,786,229
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(117,771)	(46,631)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	136,970	117,771

Net increase in net assets per Form 5500	$1,099,436	$2,857,369

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Cash equivalents and short-term investments
BlackRock TempFund	3,148,485		$3,148,485	$3,148,485
Brazilian Real	8		4	4
Chilean Peso	24,094		46	46
Citigroup Stable Value Fund	267,080		267,080	267,080
Indonesian Rupiah	47,323		5	5
Citi Institutional U.S. Treasury Reserves Fund	592,418		592,418	592,306
New Taiwan Dollar	2,255		75	74
* State Street Short Term Investment Fund	143,962		143,962	143,962

Total Cash and short-term investments			4,152,075	4,151,962

U.S. equities
Large cap companies
Altria Group Inc	119		2,503	3,530
American Express Co	113		5,502	5,309
Ameriprise Financial Inc	58		2,237	2,884
Annaly Capital Management In Reit	108		1,570	1,722
Applied Materials Inc	129		2,317	1,386
AT&T Inc	165		5,807	4,990
Bank Of America Corp	346		9,415	1,925
Baxter International Inc	89		4,674	4,407
Capital One Financial Corp	193		6,259	8,173
Cardinal Health Inc	73		2,029	2,982
Chevron Corp	18		1,865	1,913
Chubb Corp	36		1,930	2,512
* Citigroup Common Stock Fund	44,659		4,526,410	1,174,978
* Citigroup Inc.	113		4,819	2,962
Conocophillips	90		6,522	6,564
Discover Financial Services	199		3,995	4,775
Dominion Resources Inc Va	44		1,877	2,360
Eaton Corp	63		2,651	2,725
Emerson Electric Co	55		2,602	2,568
Entergy Corp	37		3,532	2,700
Fifth Third Bancorp	308		3,638	3,920
General Electric Co	201		3,430	3,608
Goodrich Corp	9		537	1,076
Hewlett Packard Co	75		2,703	1,926
Honeywell International Inc	88		4,605	4,796
Illinois Tool Works	104		5,655	4,861
Intel Corp	93		1,476	2,245
Intl Business Machines Corp	28		2,920	5,235
Johnson + Johnson	81		4,991	5,285
Jpmorgan Chase + Co	102		4,340	3,399
Lorillard Inc	36		2,815	4,119
Marathon Oil Corp	147		3,435	4,303
Medtronic Inc	143		5,378	5,451
Microsoft Corp	200		4,053	5,182
Murphy Oil Corp	64		3,804	3,591
Occidental Petroleum Corp	65		3,864	6,069
Pfizer Inc	289		6,334	6,250
Philip Morris International	86		4,213	6,716
Pnc Financial Services Group	122		5,713	7,038
Raytheon Company	100		4,734	4,857
Reynolds American Inc	102		3,343	4,207
Spectra Energy Corp	183		3,954	5,616
Stanley Black Decker Inc	133		7,443	8,993
* State Street Corporation	89		4,068	3,604
Target Corp	38		2,000	1,970
Texas Instruments Inc	80		2,175	2,341
Unitedhealth Group Inc	103		4,634	5,232
Verizon Communications Inc	102		3,920	4,095
Walgreen Co	114		3,817	3,776
Wellpoint Inc	79		5,776	5,250
Wells Fargo + Co	179		5,680	4,947
Western Union Co	160		3,318	2,916
Xcel Energy Inc	94		1,918	2,591
Xerox Corp	332		3,734	2,647

Total Large cap companies			4,732,934	1,389,477

Mid cap companies
Alaska Air Group Inc	3		180	200
Avery Dennison Corp	26		701	755
Booz Allen Hamilton Holding	8		118	141

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Brocade Communications Sys	37		224	193
Brown + Brown Inc	41		772	935
Cbl + Associates Properties Reit	34		535	532
Centerpoint Energy Inc	216		3,558	4,335
Cepheid Inc	3		113	110
Chimera Investment Corp Reit	362		1,240	909
Cigna Corp	88		3,322	3,699
Cinemark Holdings Inc	6		118	115
City National Corp	15		591	664
Con Way Inc	53		1,644	1,557
Coventry Health Care Inc	150		6,039	4,541
Dana Holding Corp	11		139	128
Dun + Bradstreet Corp	28		2,015	2,068
East West Bancorp Inc	22		413	440
Essex Property Trust Inc Reit	30		3,913	4,234
First Horizon National Corp	111		1,145	887
First Niagara Financial Grp	12		142	107
Forest Oil Corp	9		177	123
Gentex Corp	9		158	252
Graftech International Ltd	18		282	250
Hancock Holding Co	6		119	176
Hanesbrands Inc	138		3,475	3,010
Hatteras Financial Corp Reit	10		242	253
Hcc Insurance Holdings Inc	28		659	764
Helmerich Payne	4		135	225
Hsn Inc	1		34	33
Intl Flavors Fragrances	3		175	182
Intl Game Technology	277		4,179	4,765
Jabil Circuit Inc	20		304	386
Kennametal Inc	19		569	677
L 3 Communications Holdings	76		7,012	5,051
Market Vectors Junior Gold Min	13		387	310
Masco Corp	301		4,139	3,156
Mcmoran Exploration Co	65		819	953
Mercadolibre Inc	18		1,082	1,418
Mercury General Corp	4		185	184
Mfa Financial Inc Reit	49		335	328
Microchip Technology Inc	102		2,066	3,720
Mid America Apartment Comm Reit	4		275	264
Molex Inc	177		3,689	4,219
New York Community Bancorp	233		3,441	2,877
Newell Rubbermaid Inc	78		1,297	1,266
Oceaneering Intl Inc	9		270	406
Omega Healthcare Investors Reit	15		259	286
Omnicare Inc	134		4,109	4,617
On Semiconductor Corporation	168		1,269	1,296
Oneok Inc	26		1,421	2,237
Parametric Technology Corp	4		85	75
Pinnacle West Capital	53		2,084	2,575
Polaris Industries Inc	7		317	410
Quest Software Inc	24		433	442
Range Resources Corp	14		568	853
Raymond James Financial Inc	47		1,115	1,469
Rent A Center Inc	66		1,885	2,458
Rock Tenn Company Class A	20		1,216	1,144
Rockwood Holdings Inc	5		238	198
Royal Gold Inc	7		319	439
Sally Beauty Holdings Inc	22		299	473
Slm Corp	514		12,078	6,887
Solarwinds Inc	6		169	169
Sonoco Products Co	94		2,941	3,106
Spx Corp	44		2,423	2,639
Tidewater Inc	26		1,417	1,306
Tw Telecom Inc	41		628	796
Vishay Intertechnology Inc	48		516	428
Warnaco Group Inc The	4		197	197
Wellcare Health Plans Inc	13		691	703
Wr Grace + Co	9		303	417
Xylem Inc	62		2,195	1,600

Total Mid cap companies			101,602	99,018

Small cap companies
1st United Bancorp Inc North	30		183	167

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Abiomed Inc	12		227	220
Abm Industries Inc	19		416	393
Accelrys Inc	26		238	175
Acco Brands Corp	29		194	282
Aceto Corp	5		35	35
Aci Worldwide Inc	2		74	71
Actuant Corp A	11		214	240
Actuate Corp	25		151	144
Advance America Cash Advance	9		67	85
Aegerion Pharmaceuticals Inc	5		68	83
Affymetrix Inc	3		17	14
Agilysys Inc	9		65	68
Allied Healthcare Products	59		235	200
American Greetings Corp Class A	43		790	533
Ameristar Casinos Inc	24		517	409
Amkor Technology Inc	34		164	148
Ampco Pittsburgh Corp	2		40	37
Ampio Pharmaceuticals Inc	9		65	40
Ancestry.Com Inc	7		205	168
Anika Therapeutics Inc	1		11	13
Ann Inc	3		62	68
Anworth Mortgage Asset Corp Reit	29		184	182
Applied Industrial Tech Inc	10		345	364
Arctic Cat Inc	9		195	213
Argan Inc	9		136	131
Ariad Pharmaceuticals Inc	25		243	307
Arris Group Inc	77		866	837
Artio Global Investors Inc	30		355	146
Atricure Inc	10		103	109
Auxilium Pharmaceuticals Inc	4		62	71
Aveo Pharmaceuticals Inc	8		148	143
Azz Inc	6		274	283
Bancorp Inc/The	11		69	78
Barrett Business Svcs Inc	9		151	174
Bbcn Bancorp Inc	11		64	106
Belden Inc	4		126	128
Biglari Holdings Inc	1		227	260
Bioscrip Inc	13		84	71
Blue Coat Systems Inc	1		24	35
Boise Inc	19		114	134
Bridgepoint Education Inc	10		202	219
Briggs + Stratton	11		234	170
Brink S Co/The	14		360	382
Caci International Inc Class A	8		484	458
Callon Petroleum Co	37		258	183
Cambium Learning Group Inc	27		106	81
Cantel Medical Corp	10		253	287
Capstead Mortgage Corp Reit	35		392	436
Caribou Coffee Co Inc	7		89	93
Cascade Corp	2		82	82
Casella Waste Systems Inc A	177		1,609	1,134
Cavco Industries Inc	10		350	413
Centene Corp	9		307	341
Century Casinos Inc	119		473	309
Charles River Laboratories	12		382	331
Chemed Corp	6		387	314
Chemical Financial Corp	21		428	454
Chico S Fas Inc	47		518	528
Churchill Downs Inc	4		161	201
Cincinnati Bell Inc	95		316	288
Cirrus Logic Inc	3		47	46
Coherent Inc	9		262	459
Coinstar Inc	30		1,143	1,362
Collective Brands Inc	20		294	291
Columbia Banking System Inc	32		558	611
Comtech Telecommunications	1		34	34
Conn S Inc	16		123	178
Consolidated Graphics Inc	2		88	119
Contango Oil + Gas	8		477	474
Convergys Corp Npv	20		239	252
Cooper Tire Rubber	42		661	584
Core Mark Holding Co Inc	3		104	105
Corinthian Colleges Inc	81		226	176

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Cornerstone Therapeutics Inc	18		115	103
Cracker Barrel Old Country	1		37	37
Crawford Co Class B	8		53	49
Crawford Company Class A	45		233	185
Cray Inc	42		261	271
Crexus Investment Corp Reit	18		201	185
Cross Country Healthcare Inc	27		295	149
Crosstex Energy Inc	12		153	152
Cryolife Inc	21		115	99
Cubic Corp	11		511	471
Cubist Pharmaceuticals Inc	11		327	418
Culp Inc	11		102	90
Cvd Equipment Corp	11		164	133
Cvr Energy Inc	32		521	601
Darling International Inc	33		546	435
Datalink Corp	25		184	206
Delek Us Holdings Inc	30		433	339
Deluxe Corp	12		290	284
Depomed Inc	50		337	259
Dice Holdings Inc	21		185	173
Dolan Co The	84		893	712
Double Eagle Petroleum Co	5		59	38
Dusa Pharmaceuticals Inc	41		215	177
Dxp Enterprises Inc	16		332	511
Dycom Industries Inc	30		474	632
Easylink Services Intl Class A	84		437	334
Electro Scientific Inds Inc	10		156	149
Electronics For Imaging	5		78	69
Empire Resorts Inc	30		173	47
Endeavour International Corp	32		317	276
Endocyte Inc	17		162	63
Endologix Inc	23		223	267
Ensign Group Inc The	8		151	205
Entegris Inc	5		35	46
Enteromedics Inc	62		102	105
Equity Lifestyle Properties Reit	8		490	513
Exelis Inc	62		948	564
Express Inc	26		536	526
Ezcorp Inc Class A	8		207	205
Fair Isaac Corp	16		406	558
Finish Line The Class A	13		275	258
Fisher Communications Inc	3		77	77
Friedman Industries	5		51	57
Full House Resorts Inc	62		269	163
Futurefuel Corp	9		99	106
Generac Holdings Inc	7		173	198
Genmark Diagnostics Inc	17		100	68
Gentiva Health Services	21		373	144
Geo Group Inc The	29		679	489
Gibraltar Industries Inc	10		133	141
Global Cash Access Holdings	51		207	229
Gran Tierra Energy Inc	88		475	425
Greif Inc Class A	11		712	515
Group 1 Automotive Inc	6		267	299
Gt Advanced Technologies Inc	54		504	391
Gulfmark Offshore Inc Class A	4		189	181
Halozyme Therapeutics Inc	30		234	281
Hardinge Inc	30		286	244
Healthcare Services Group	10		132	177
Healthstream Inc	3		37	57
Helix Energy Solutions Group	45		922	717
Hi Tech Pharmacal Co Inc	5		189	200
Hill International Inc	137		883	703
Hilltop Holdings Inc	28		305	236
Hooker Furniture Corp	4		41	43
Huntington Ingalls Industrie	2		46	52
Hurco Companies Inc	3		86	62
Huron Consulting Group Inc	10		311	391
Iberiabank Corp	26		1,271	1,272
Icf International Inc	14		298	350
Idt Corp Class B	27		329	250
Infinity Pharmaceuticals Inc	47		310	411
Infospace Inc	43		373	467

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Inhibitex Inc	18		256	202
Innophos Holdings Inc	2		101	116
Innospec Inc	10		205	286
Insight Enterprises Inc	7		106	99
Insperity Inc	20		560	509
Integrated Electrical Servic	32		197	62
Intermec Inc	50		916	341
Invacare Corp	16		425	241
Ion Geophysical Corp	81		456	501
Ista Pharmaceuticals Inc	29		150	207
Itt Corp	31		733	602
Ixys Corporation	14		157	147
J2 Global Inc	7		195	196
Jazz Pharmaceuticals Inc	4		95	145
Jda Software Group Inc	4		135	134
Jetblue Airways Corp	47		301	245
Kb Home	7		77	49
Kelly Services Inc A	67		1,114	910
Kemet Corp	27		314	190
Key Energy Services Inc	20		233	312
Knight Capital Group Inc A	44		590	517
Koppers Holdings Inc	2		55	60
Kulicke + Soffa Industries	45		454	421
La Z Boy Inc	5		50	64
Lennox International Inc	2		51	53
Lgl Group Inc	7		149	54
Liquidity Services Inc	8		153	291
Lmi Aerospace Inc	6		149	113
Lone Pine Resources Inc	5		71	38
Ltc Properties Inc Reit	7		210	223
Manhattan Associates Inc	7		258	301
Marcus Corporation	16		169	207
Matrix Service Co	36		387	343
Maximus Inc	7		238	269
Medassets Inc	40		379	370
Medicines Company	7		118	121
Medicis Pharmaceutical Class A	18		634	582
Memc Electronic Materials	31		411	124
Men S Wearhouse Inc The	6		171	205
Meritor Inc	65		914	346
Metro Health Networks Inc	35		268	261
Microsemi Corp	5		83	81
Miller Industries IncTenn	15		280	235
Mitcham Industries Inc	2		34	54
Molina Healthcare Inc	23		492	512
Momenta Pharmaceuticals Inc	17		217	296
Moneygram International Inc	13		214	225
Monolithic Power Systems Inc	3		35	44
Monotype Imaging Holdings In	18		205	279
Monro Muffler Brake Inc	1		12	26
Movado Group Inc	25		385	453
Mrv Communications Inc	89		162	76
Multimedia Games Holding Co	6		51	50
Mvc Capital Inc	5		57	56
Myers Industries Inc	12		136	150
Myr Group Inc/Delaware	13		221	249
Nacco Industries Class A	3		285	245
National Beverage Corp	9		117	141
Navigant Consulting Inc	17		189	199
Neenah Paper Inc	2		44	50
Nelnet Inc Class A	20		412	478
Netgear Inc	8		300	283
Netscout Systems Inc	17		250	302
Neurocrine Biosciences Inc	12		80	104
Neutral Tandem Inc	13		133	135
Newpark Resources Inc	92		1,010	878
Nobility Homes Inc	21		251	109
Noranda Aluminum Holding Cor	27		307	223
Northwest Bancshares Inc	3		36	42
Nu Skin Enterprises Inc A	12		382	597
Obagi Medical Products Inc	2		21	23
Official Payments Holdings I	113		874	492
Old National Bancorp	31		330	362

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Omega Protein Corp	38		521	269
Omnicell Inc	20		282	335
On Assignment Inc	38		265	427
Opko Health Inc	45		247	222
Orasure Technologies Inc	73		554	664
Origen Financial Inc Reit	124		363	160
Osi Systems Inc	7		172	364
Outdoor Channel Holdings Inc	42		314	314
Pacer International Inc	37		211	196
Pacific Premier Bancorp Inc	27		97	169
Palomar Medical Technologies	20		165	190
Pantry Inc	31		391	375
Papa John S Intl Inc	8		308	318
Par Pharmaceutical Cos Inc	17		527	555
Park Ohio Holdings Corp	9		187	167
Park Sterling Corp	10		61	39
Patrick Industries Inc	49		272	196
Pervasive Software Inc	6		39	36
Petroquest Energy Inc	8		43	51
Pharmacyclics Inc	4		50	62
Phi Inc Non Voting	8		174	190
Phi Inc Voting	3		82	78
Plexus Corp	28		805	779
Postrock Energy Corp	38		270	107
Powell Industries Inc	3		113	103
Power One Inc	36		216	141
Preformed Line Products Co	1		65	60
Premiere Global Services Inc	88		733	743
Prestige Brands Holdings Inc	21		187	239
Primoris Services Corp	64		567	963
Progenics Pharmaceuticals	10		60	89
Ps Business Parks Inc/Ca Reit	8		489	467
Questcor Pharmaceuticals	1		35	34
Redwood Trust Inc Reit	18		266	185
Repligen Corp	14		57	49
Republic Bancorp Inc Class A	3		68	65
Rex American Resources Corp	22		359	481
Rick S Cabaret Intl Inc	31		309	261
Rti Biologics Inc	77		344	342
Rue21 Inc	3		90	72
Sanchez Energy Corp	5		106	83
Sanmina Sci Corp	39		340	362
Sauer Danfoss Inc	12		432	435
Schulman (A.) Inc	10		205	210
Sciclone Pharmaceuticals Inc	9		46	37
Select Comfort Corporation	3		49	68
Simmons First Natl Corp Class A	13		331	349
Sinclair Broadcast Group A	11		107	129
Skyline Corp	17		412	72
Smart Balance Inc	45		223	242
Sparton Corp	3		29	24
Spectrum Pharmaceuticals Inc	20		176	291
SsC Technologies Holdings	15		213	263
Standard Motor Prods	20		338	404
Standex International Corp	6		188	197
Steelcase Inc Class A	59		547	438
Sterling Bancorp N Y	11		99	93
Sterling Construction Co	13		223	139
Steven Madden Ltd	5		157	158
Stifel Financial Corp	11		374	361
Stone Energy Corp	16		431	433
Sturm Ruger + Co Inc	16		353	540
Surewest Communications	11		166	131
Sykes Enterprises Inc	66		1,097	1,030
Synaptics Inc	2		67	66
Synnex Corp	33		882	997
Systemax Inc	23		319	385
T.G.C. Industries Inc	46		331	329
Take Two Interactive Softwre	13		177	178
Talbots Inc	26		178	70
Targa Resources Corp	4		121	145
Telecommunication Systems A	45		210	105
Telenav Inc	47		460	366

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Telular Corp	4		29	29
Tessco Technologies Inc	14		195	190
Tessera Technologies Inc	28		508	465
Tms International Corp A	12		96	122
Tns Inc	18		324	316
Tower International Inc	14		234	153
Tpc Group Inc	2		46	47
Tredegar Corp	8		159	175
Triangle Petroleum Corp	24		136	144
Trident Microsystems Inc	179		356	32
Trimas Corp	49		988	887
True Religion Apparel Inc	16		468	564
Tyler Technologies Inc	3		101	97
Umh Properties Inc Reit	41		425	381
Unisys Corp	22		533	434
United Online Inc	78		508	426
United States Lime Mineral	1		63	73
Univest Corp Of Pennsylvania	5		97	77
Usana Health Sciences Inc	7		221	220
Vaalco Energy Inc	43		265	261
Valassis Communications Inc	45		1,118	864
Valueclick Inc	11		168	173
Ventrus Biosciences Inc	6		57	45
Vitamin Shoppe Inc	3		58	108
Vonage Holdings Corp	121		544	296
Voxx International Corp	18		135	151
Warren Resources Inc	19		83	62
Washington Banking Co	9		117	106
Wausau Paper Corp	16		144	135
Wd 40 Co	2		91	93
Websense Inc	13		289	252
Western Liberty Bancorp	7		64	18
Western Refining Inc	38		621	512
Willbros Group Inc	31		636	115
Winnebago Industries	3		18	20
Wintrust Financial Corp	38		1,187	1,059
WT Offshore Inc	14		244	294

Total Small cap companies			92,829	86,039

Non-U.S. equities
Aac Technologies Holdings In	389		782	876
Advanced Info Service For Rg A	190		864	845
Aircastle Ltd	36		423	456
Alkermes Plc	5		79	84
Alliance Global Group Inc	3,278		864	773
America Movil Sab De C Ser L	5,024		5,939	5,681
American Safety Ins Holdings	13		252	283
Argo Group International	17		604	498
Asian Paints Ltd	28		2,003	1,379
Astra International Tbk Pt	638		2,274	5,206
Axiata Group Berhad	1,443		2,416	2,340
Axis Bank Ltd	156		3,743	2,363
Baidu Inc Spon Adr Adr	25		3,264	2,894
Bajaj Auto Ltd	57		1,795	1,699
Banco Latinoamericano Come E	25		421	409
Banco Santander Chile Adr	60		4,693	4,527
Bank Rakyat Indonesia Perser	6,913		3,080	5,146
Belle International Holdings	1,714		2,574	2,997
Bim Birlesik Magazalar As	37		1,148	1,022
Bp Plc Spons Adr Adr	79		3,856	3,394
Br Malls Participacoes Sa	164		1,756	1,590
Br Properties Sa	73		759	726
Carnival Corp	127		5,111	4,157
Catcher Technology Co Ltd	269		1,865	1,246
Ccr Sa	347		2,456	2,271
Celltrion Inc	33		1,130	1,032
Cetip Sa Balcao Organizado	122		1,812	1,757
Cfr Pharmaceuticals Sa	3,514		847	826
Chicago Bridge Iron Ny Shr Ny Reg Shrs Eur	11		311	434
China Bluechemical Ltd H	558		418	423
China Grentech Corp Ltd Adr Adr	61		224	158
Cia Hering	94		1,914	1,642
Cimb Group Holdings Bhd	921		2,630	2,161

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Clicks Group Ltd	209		1,165	1,198
Cnooc Ltd	3,290		5,550	5,770
Coca Cola Femsa Sab Sp Adr Adr	18		1,713	1,716
Comba Telecom Systems Holdin	1,394		1,015	1,126
Companhia De Bebidas Prf Adr Adr	256		6,741	9,244
Cp All Pcl Foreign A	1,443		2,467	2,367
Cpfl Energia Sa Adr Adr	92		2,352	2,601
Credicorp Ltd	24		1,689	2,620
Dabur India Ltd	473		1,107	889
Diageo Plc Sponsored Adr Adr	22		1,552	1,965
Dongfeng Motor Grp Co Ltd H	2,046		3,450	3,530
Eldorado Gold Corp Npv	12		120	166
Embraer Sa Adr Adr	154		3,487	3,895
Empresa Nacional De Telecom	56		1,061	1,041
Energy Xxi Bermuda	17		455	523
Etalon Group Ltd Gdr 144a	166		805	714
Etrm Warrants Enteromedics	12		—	—
Eurocash Sa	158		1,280	1,310
Fresh Del Monte Produce Inc	31		622	785
Genomma Lab Internacional B	743		1,485	1,432
Global Sources Ltd	49		476	239
Golar Lng Ltd	4		172	191
Goldcorp Inc Npv	7		263	297
Golden Eagle Retail Group	823		1,985	1,741
Great Basin Gold Ltd	135		294	123
Haier Electronics Group Co	781		793	702
Haitian International Hldgs	887		829	756
Harum Energy Tbk Pt	848		801	641
Hengdeli Holdings Ltd	2,417		1,099	787
Hiwin Technologies Corp	88		799	718
Hon Hai Precision Industry	2,246		8,025	6,149
Honam Petrochemical Corp	6		1,664	1,436
Housing Development Finance	223		3,170	2,727
Htc Corp	180		5,044	2,958
Hyundai Mobis	12		1,503	3,161
Hyundai Motor Co	31		5,857	5,782
Imperial Tobacco Group Adr Adr	34		2,851	2,597
Indo Tambangraya Megah Pt	413		2,213	1,762
Indofood Sukses Makmur Tbk P	110		83	56
Indusind Bank Ltd	160		943	678
Industries Qatar	135		4,943	4,936
Infosys Ltd	83		4,457	4,328
Interoil Corp	38		1,518	1,920
Intertape Polymer Group Inc	103		255	325
Itau Unibanco Holding Sa Preference	299		5,176	5,448
Itc Ltd	1,108		4,808	4,186
Jubilant Foodworks Ltd	55		1,074	776
Kalbe Farma Tbk Pt	2,143		874	804
Kasikornbank Pcl Foreign	598		2,629	2,314
Kuala Lumpur Kepong Bhd Myr1.	222		1,572	1,587
Lenovo Group Ltd	4,524		3,006	3,017
Lg Household + Health Care	8		3,417	3,335
Life Healthcare Group Holdin	959		2,368	2,451
Lojas Renner S.A.	57		2,036	1,468
Lupin Ltd	195		1,905	1,647
Magnit	3		230	230
Magnit Ojsc Spon Gdr 144a Gdr	107		2,491	1,849
Mail Ru Group Gdr Regs	26		930	685
Mediatek Inc	173		1,518	1,587
Motherson Sumi Systems Ltd	217		1,010	557
Mr Price Group Ltd	223		2,260	2,206
Mtn Group Ltd	467		8,836	8,321
Naspers Ltd N Shs	48		1,781	2,085
Nestle India Ltd	19		1,763	1,453
Newalta Corp	9		107	108
Nordion Inc	14		113	116
Odontoprev S.A.	57		889	811
Ogx Petroleo E Gas Participa	377		2,632	2,753
Oil Search Ltd	717		4,807	4,592
Orthofix International Nv	6		249	210
Pacific Rubiales Energy Corp	87		2,653	1,600
Pdg Realty Sa	527		2,074	1,668
Petaquilla Minerals Ltd	77		114	45

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
Petrobras Petroleo Bras Pr Preference	495		6,054	5,704
Ping An Insurance Group Co H	424		2,753	2,801
Powertech Technology Inc	484		1,162	1,025
Pp London Sumatra Indones Pt	3,601		910	894
Progressive Waste Solutions	18		381	349
Quimica Y Minera Chil Sp Adr Adr	44		2,474	2,346
Raia Drogasil Sa	113		831	786
Randgold Resources Ltd	21		945	2,103
Redecard Sa	193		3,002	3,020
Royal Caribbean Cruises Ltd	124		3,547	3,077
S.A.C.I. Falabella	258		2,254	2,009
Samsung Electronics Co Ltd	13		7,941	12,071
Samsung Engineering Co Ltd	26		5,696	4,567
Samsung Fire + Marine Ins	13		2,636	2,359
Samsung Heavy Industries	91		2,869	2,214
San Gold Corp	70		233	129
Sandstorm Gold Ltd	421		209	497
Sandstorm Metals Energy Lt	56		27	18
Sandvine Corp	346		492	384
Sanofi Adr Adr	61		2,067	2,239
Sasol Ltd	137		6,460	6,541
Seadrill Ltd	132		3,892	4,386
Shoprite Holdings Ltd	150		2,175	2,529
Shriram Transport Finance	13		176	103
Siam Makro Public Co Foreign A	82		649	624
Silver Standard Resources	10		204	136
Simplo Technology Co Ltd	209		1,702	1,219
Sonda Sa	451		1,148	1,082
South African Rand	0		—	—
Spreadtrum Communicati Adr Adr	35		877	732
Sun Art Retail Group Ltd	2,110		2,680	2,646
Sun Pharmaceutical Indus	152		1,449	1,419
Tata Consultancy Svs Ltd	212		3,610	4,618
Tata Motors Ltd	662		2,145	2,224
Tencent Holdings Ltd	92		1,830	1,839
The Foschini Group Ltd	142		1,748	1,853
Tofas Turk Otomobil Fabrika	324		1,122	1,016
Totvs Sa	80		1,323	1,424
Tpk Holding Co Ltd	88		1,790	1,151
Tractebel Energia Sa	228		3,509	3,661
Truworths International Ltd	159		1,620	1,452
Tsrc Corp	594		1,484	1,457
Turkiye Garanti Bankasi	1,101		4,011	3,440
Turkiye Halk Bankasi	489		2,753	2,562
Unilever Indonesia Tbk Pt	912		1,838	1,890
United Tractors Tbk Pt	385		1,132	1,119
Vistaprint Nv	13		427	395
Vodafone Group Plc Sp Adr Adr	123		3,364	3,444
Walmart De Mexico Ser V	2,629		6,368	7,214
Want Want China Holdings Ltd	4,142		3,618	4,138
Willis Group Holdings Plc	114		4,099	4,412
Wuxi Pharmatech Inc Adr Adr	69		884	765
Xl Group Plc	171		3,364	3,384
Xyratex Ltd	25		306	334
Yingde Gases Group Company	785		799	801
Youku.Com Inc Spon Adr Adr	55		1,273	857
Yuanta Financial Holding Co	4,351		2,523	2,220

Total Non-U.S. equities			338,617	334,785

Mutual funds
Dfa Emerging Markets Portfolio	82,381		1,276,293	1,092,649
Dodge Cox International Stoc Dodge Cox Intl Stock Fund	20,168		793,151	589,701
Brandywine Global Bond Fund	10,417		108,881	113,028
Pimco All Asset All Authority Fund	2,612		28,071	26,202
Pimco Emerging Markets Bond Fund	8,831		93,803	99,347
Spdr SP Mortgage Finance ETF	6		128	137
T Rowe Price Institutional Hig	19,529		181,027	179,473
T Rowe Price International Discovery Fund	1,795		67,692	66,980
Western Asset High Yield Portf	22,154		186,618	179,447

Total Mutual funds			2,735,664	2,346,964

Collective trusts and other investments
Balanced funds
BFA Lifepath Index Retirement	23,000		48,970	50,928

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Number of shares/units	Interest rate (%)	Cost Value	Current Value
BFA Lifepath Index 2015 Fund	3,698		70,670	72,913
BFA Lifepath Index 2020 Fund	5,728		216,682	220,654
BFA Lifepath Index 2025 Fund	16,857		274,587	277,375
BFA Lifepath Index 2030 Fund	21,447		270,613	270,658
BFA Lifepath Index 2035 Fund	27,086		314,509	311,485
BFA Lifepath Index 2040 Fund	56,655		701,347	689,492
BFA Lifepath Index 2045 Fund	70,606		797,200	775,962
BFA Lifepath Index 2050 Fund	2,674		24,382	23,642

Total Balanced funds			2,718,960	2,693,109

Commodity funds
DJ Commodity TR Index	10,732		101,923	91,843

Total Commodity funds			101,923	91,843

Real estate funds
AEW Capital Management REIT	6,159		56,910	68,916
DJ/WIL REIT Index	1,451		35,022	42,666

Total Real estate funds			91,932	111,582

Non-U.S. fixed income funds
Citigroup EM Mkt Debt	7,939		92,182	99,001

Total Non-U.S. fixed income funds			92,182	99,001

U.S. fixed income funds
BlackRock Aggregate Bond Index	46,283		889,740	1,099,172
BlackRock Capital US TIPS Index	11,614		144,990	170,693

Total U.S. fixed income funds			1,034,730	1,269,865

Non-U.S. equity funds
MSCI EM Free Index	6,831		156,107	158,024
SSGA Emerging Mkt Equity	34,875		311,365	293,402
MSCI EAFE Index	67,452		1,245,726	1,137,718

Total Non-U.S. equity funds			1,713,198	1,589,144

U.S. equity funds
Wellington Large Cap Growth	45,639		428,202	412,579
S&P 400 Mid Cap Index	26,642		793,786	885,636
Russell 3000 Index	58,918		1,062,902	1,240,172
Russell 2000 Index	19,686		377,198	514,561
S&P 500 Index	5,826		1,516,263	1,553,053
Wellington Mid Cap Growth	3,903		35,626	37,390

Total U.S. equity funds			4,213,977	4,643,391

Total Collective trusts and other investments			9,966,902	10,497,935

Guaranteed insurance contracts
AIG Financial Products Contract No. 725840		4.63%	398,796	437,440
ING Life & Annuity Company Contract No. 60266		3.48	421,427	442,526
JP Morgan Chase Bank Contract No. Citigroup01		5.88	37,245	38,198
Natixis Financial Products Contract No. WR1937-01		2.40	553,834	557,356
Natixis Financial Products Contract No. WR1937-02		4.70	16,576	16,921
Prudential Ga 62194		2.97	626,386	648,557
Royal Bank Of Canada Contract No. Citigroup01		4.74	485,557	532,799

Total Guaranteed investment contracts			2,539,821	2,673,797

Wrapper contract
AIG Financial Products Contract No. 725840			N/A	(699)
ING Life & Annuity Company Contract No.60266			N/A	1,049
JP Morgan Chase Bank Contract No. Citigroup01			N/A	9
Natixis Financial Products Contract No. WR1937-01			N/A	244
Natixis Financial Products Contract No. WR1937-02			N/A	9
Prudential Ga 62194			N/A	395
Royal Bank Of Canada Contract No. Citigroup01			N/A	1,987

Total Wrapper contracts			N/A	2,994

Total investments			$24,567,615	$21,582,971

Loans receivable from participants
977 loans carrying an interest rate of 4.25% to 10.25% with maturities up to 5 years				2,819,542

Total				$24,402,513

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2011

Identity and description	Number of purchases	Purchase price	Number of sales	Selling price	Expenses incurred with transaction	Cost of asset sold	Current value of asset on transaction date	Net gain (loss)
Series of transactions:
* State Street Short Term Investment Fund	758	$1,273,633	1,023	$1,669,045	$—	$1,669,045	$2,942,678	$—

*	Party-in-interest, as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Date: June 14, 2012

	By:	/s/ Paul McKinnon
Paul McKinnon
Global Head of Human Resources